UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 20, 2026

ARCHIMEDES TECH SPAC PARTNERS II CO.

(Exact name of Registrant as Specified in Its Charter)

Cayman Islands	001-42514	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

2093 Philadelphia Pike #1968 Claymont, DE		19703
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (725) 312-2430

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share and one-half of one redeemable Warrant	ATIIU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share	ATII	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Ordinary Share	ATIIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On April 20, 2026, Archimedes Tech SPAC Partners II Co., a Cayman Islands exempted company (“ATII” or the “Company”), ATII Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of ATII (“Pubco”), ATII Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of ATII (“Merger Sub I”), ATII Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of ATII (“Merger Sub II”) and Forge Nano, Inc., a Delaware corporation (“Forge Nano”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Merger Agreement.

The Reincorporation

Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, ATII will re-domicile and become a Delaware corporation by merging with Pubco (the “Reincorporation”), following which the separate corporate existence of ATII will cease and Pubco will continue as the surviving corporation. At the effective time of the Reincorporation, Pubco will adopt Delaware organizational documents, which will provide, among other things, that the name of Pubco will be changed to “Forge Nano Holdings Inc.”

Immediately prior to the effective time of the Reincorporation, each then issued and outstanding unit of ATII (an “ATII Unit”) will separate and convert automatically into one ordinary share, par value $0.0001 per share, of ATII (an “ATII Ordinary Share”) and one-half of one warrant of ATII, each whole warrant entitling the holder thereof to acquire one ATII Ordinary Share at a purchase price of $11.50 per share (the “ATII Warrants”), and all ATII Units will cease to be outstanding and will cease to exist. At the effective time of the Reincorporation, each then issued and outstanding ATII Ordinary Share (which, for the avoidance of doubt, includes ATII Ordinary Shares held as a result of the separation of the ATII Units) will be cancelled in exchange for the right to receive one share of common stock, par value $0.0001 per share, of Pubco (each, a share of “Pubco Common Stock”) and each ATII Warrant that is outstanding and unexercised shall convert automatically into a warrant to acquire one share of Pubco Common Stock at a purchase price of $11.50 per share (each, a “Pubco Warrant”), pursuant to the terms of the Warrant Agreement.

The Mergers and Merger Consideration

First Company Merger

Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, at least one day following the effective time of the Reincorporation, Merger Sub I will merge with and into Forge Nano (the “First Company Merger”), with Forge Nano surviving (the “Initial Surviving Corporation”) and as a result of which the holders of the issued and outstanding capital stock of Forge Nano will receive shares of Pubco Common Stock in exchange for the issued and outstanding capital stock of Forge Nano. As a result of the First Company Merger, Forge Nano will become a wholly-owned subsidiary of Pubco.

At the effective time of the First Company Merger (the “First Effective Time”): (i) each share of each class of Forge Nano’s preferred stock, par value $0.0001 per share (the “Forge Nano Preferred Stock”), that is issued and outstanding immediately prior to the First Effective Time shall be converted into shares of Forge Nano Common Stock (as defined below) pursuant to Forge Nano’s organizational documents as in effect immediately prior to the First Effective Time; (ii) each share of Forge Nano’s common stock, par value $0.0001 per share (the “Forge Nano Common Stock”), that is issued and outstanding immediately prior to the First Effective Time (including shares of Forge Nano Common Stock issued upon conversion of the shares of Forge Nano Preferred Stock, but not including treasury shares which will be canceled immediately prior to the First Effective Time) will be cancelled and automatically converted into the right to receive, without interest, the applicable pro rata portion of the Closing Payment Shares (as defined below) for such number of shares of Forge Nano Common Stock (the “Applicable Per Share Merger Consideration”); (iii) each outstanding warrant of Forge Nano (a “Forge Nano Warrant”) that is issued and outstanding and unexpired immediately prior to the First Effective Time will be assumed by Pubco and become a corresponding Pubco warrant (a “Pubco Forge Nano Warrant”), subject to the same terms and conditions (including vesting and exercisability) as were applicable to the corresponding Forge Nano Warrant immediately prior to the First Effective Time; and (iv) each option or other right to acquire securities of Forge Nano and/or its affiliates held by Ascent Funds International Management LLC, including those specified in the Amended and Restated Consulting Agreement between Ascent Funds International Management LLC and the Company dated September 1, 2025 (the “Forge Nano Ascent Options” and together with the Forge Nano Warrants, the “Forge Nano Convertible Securities”), that is issued and outstanding and unexpired immediately prior to the First Effective Time will be cancelled and converted into one warrant to purchase shares of Pubco Common Stock (a “Pubco Ascent Warrant” and together with the Pubco Forge Nano Warrants, the “Pubco Convertible Securities”) pursuant to the Pubco Ascent Warrant Agreement, substantially in the form attached to the Merger Agreement. Under the Merger Agreement, “Closing Payment Shares” means such number of shares of Pubco Common Stock equal to (a)(i) $1,200,000,000 divided by (ii) $10.00 minus (b) the Pubco Common Stock issuable upon exercise of any Pubco Convertible Securities issued in exchange for Forge Nano Convertible Securities, if any.

At the First Effective Time, each option to purchase shares of Forge Nano Common Stock (each, a “Forge Nano Option”) that is issued and outstanding and unexpired immediately prior to the First Effective Time will be converted into an option to purchase shares of Pubco Common Stock (each, a “Pubco Option”) on substantially the same terms and conditions, including with respect to vesting and termination-related provisions (as applicable, except that such Pubco Options will relate to the number of whole shares of Pubco Common Stock (rounded down to the nearest whole share) equal to the product (rounded down to the nearest whole number) of (a) the number of shares of Forge Nano Common Stock subject to such Forge Nano Option immediately prior to the First Effective Time and (b) the quotient of (1) the Applicable Per Share Merger Consideration divided by (ii) the Equity Award Conversion Amount (as defined in the Merger Agreement), with an exercise price per Pubco Option (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per Forge Nano Option by (ii) the Equity Award Conversion Amount.

Earnout

Pursuant to the terms of the Merger Agreement, and subject to the terms and conditions set forth therein, the Forge Nano Stockholders who receive Closing Payment Shares and the holders of Pubco Convertible Securities issued in exchange for Forge Nano Convertible Securities, if any, will be entitled to receive, a proportional amount of up to an aggregate of 90,000,000 additional shares of Pubco Common Stock (the “Earn-Out Shares”), issuable upon achievement of certain milestones during the five (5) year period following the Closing Date (the “Earn-Out Period”). The Earn-Out Shares will be issued at or prior to the Closing to the Escrow Agent and will be disbursed therefrom upon achievement of the applicable milestones as follows:

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30,000,000 Earn-Out Shares if, within the Earn-Out Period, (1) the VWAP (as defined in the Merger Agreement) of Pubco Common Stock equals or exceeds $15.00 per share over any 30 trading day period or (2) the revenue, determined in accordance with GAAP applied on a consistent basis, publicly reported by Pubco in its annual or quarterly reports filed with the U.S. Securities and Exchange Commission (the “SEC”) for the preceding twelve months equals or exceeds $400,000,000;

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30,000,000 Earn-Out Shares if, within the Earn-Out Period, (1) the VWAP of Pubco Common Stock equals or exceeds $20.00 per share over any 30 trading day period or (2) the revenue, determined in accordance with GAAP applied on a consistent basis, publicly reported by Pubco in its annual or quarterly reports filed with the SEC for the preceding twelve months equals or exceeds $600,000,000; and

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30,000,000 Earn-Out Shares if, within the Earn-Out Period, (1) the VWAP of Pubco Common Stock equals or exceeds $25.00 per share over any 30 trading day period or (2) the revenue, determined in accordance with GAAP applied on a consistent basis, publicly reported by Pubco in its annual or quarterly reports filed with the SEC for the preceding twelve months equals or exceeds $800,000,000.

The milestones applicable to the Earn-Out Shares operate on a cumulative basis, such that if a higher milestone is achieved, the lower milestones are deemed achieved as well and the Earn-Out Shares attributable to such achieved milestone and each lower milestone will be disbursed. The Earn-Out Shares attributable to holders of Pubco Convertible Securities issued in exchange for Forge Nano Convertible Securities, if any, pursuant to the Merger Agreement will only be disbursed by the Escrow Agent if an applicable milestone is achieved upon the exercise, conversion or settlement thereof in accordance with their terms.

Second Company Merger

Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, immediately following the First Effective Time, the Initial Surviving Corporation will merge with and into Merger Sub II (the “Second Company Merger” and together with the First Company Merger, the “Mergers”, and together with the Reincorporation, the “Business Combination”), with Merger Sub II surviving (the “Surviving Company”) and Pubco acquiring one membership interest in Surviving Company and such membership interest will constitute the only outstanding equity of the Surviving Company.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties, which shall not survive the Closing. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Merger Agreement means with respect to any specified person, any fact, event, occurrence, development, circumstance, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, (a) a material adverse effect upon the business, assets and Liabilities (considered together), results of operations or condition (financial or otherwise) of such party and its subsidiaries, taken as a whole, or (b) would prevent, materially delay or materially impede the ability of such party or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder, in each case by the Outside Date, in the case of the foregoing clause (a) subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement.

Conduct Prior to Closing; Covenants

Each of Forge Nano and ATII has agreed to, and cause its subsidiaries to, operate their respective businesses in the ordinary course of business consistent with past practice, and to refrain from taking certain specified actions without the prior written consent of certain other parties, in each case, subject to certain exceptions and qualifications. The covenants do not survive the Closing (other than those that are to be performed after the Closing).

The Merger Agreement also contains, among other things, covenants providing for:

●	each party providing access to their books and records and providing information relating to their respective businesses to the other party, its legal counsel and representatives;

●	Forge Nano delivering the financial statements required by ATII to make applicable filings with the SEC;

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ATII timely filing all of its public filings with the SEC and otherwise complying in all material respects with applicable securities laws and using its commercially reasonable efforts prior to the Closing to maintain the listing of ATII Units, ATII Ordinary Shares and ATII Warrants on Nasdaq;

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each party not soliciting, initiating, encouraging or continuing discussions with any third party with respect to any transaction other than the transactions contemplated or permitted by the Merger Agreement; and

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ATII and Forge Nano jointly preparing and ATII causing Pubco to file with the SEC a registration statement on Form S-4 (the “Form S-4”) registering the Pubco Common Stock to be issued under the Merger Agreement as the Merger Consideration and in connection with the Reincorporation, which will also contain a proxy statement of ATII for the purpose of soliciting proxies from ATII’s shareholders for approval of certain matters related to the transactions contemplated by the Merger Agreement.

The parties also agreed to take all necessary action so that effective as of the Closing, the board of directors of Pubco will consist of eight (8) individuals, seven (7) of which are to be designated by the Company and one (1) of which will be designated by Archimedes Tech SPAC Sponsors II LLC, a Delaware limited liability company (the “Sponsor”).

Conditions to Closing

General Conditions

Consummation of the Business Combination is subject to customary closing conditions for similar transactions involving special purpose acquisition companies, including, among other things, (i) ATII and Forge Nano receiving approval from their respective stockholders to the transactions; (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of injunctions or other legal restraints preventing or prohibiting the consummation of the Business Combination, (iv) the SEC having declared the Form S-4 effective and (v) the Pubco Common Stock having been approved for listing on Nasdaq. The Business Combination is expected to close as early as the third quarter of 2026.

Forge Nano’s Conditions to Closing

The obligations of Forge Nano to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditions upon each of the following, among other things:

●	ATII complying with all of its obligations under the Merger Agreement in all material respects;
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the representations and warranties of ATII being true on and as of the Closing, other than as would not reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement); and

●	there having been no occurrence of a Material Adverse Effect with respect to ATII that is continuing and uncured.

ATII’s Conditions to Closing

The obligations of ATII, Pubco, Merger Sub I and Merger Sub II to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

●	the representations and warranties of Forge Nano being true on and as of the Closing, other than as would not reasonably be expected to have a Material Adverse Effect;
●	Forge Nano complying with all of the obligations under the Merger Agreement in all material respects; and
●	there having been no occurrence of a Material Adverse Effect with respect to Forge Nano that is continuing and uncured.

Termination

The Merger Agreement may be terminated and/or the Business Combination may be abandoned at any time prior to Closing as follows:

●	by mutual written consent of ATII and Forge Nano;

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by written notice by either ATII or Forge Nano, if any of the conditions to the Closing set forth in the Merger Agreement have not been satisfied or waived by the Outside Date, unless a breach or violation by such party or their respective affiliates of any representation, warranty, covenant or obligation under the Merger Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

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by written notice by either ATII or Forge Nano, if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Business Combination, and such Order or other action has become final and non-appealable, unless the failure by such party or their respective affiliates to comply with any provision of the Merger Agreement was the substantial cause of, or substantially resulted in, such action by such Governmental Authority;

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by written notice by Forge Nano to ATII, if (i) there has been a material breach by ATII or any of its subsidiaries of any of their respective representations, warranties, covenants or agreements under the Merger Agreement, or if any representation or warranty of ATII or any of its subsidiaries has become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Sections 7.2(a) or 7.2(b) of the Merger Agreement to be satisfied (treating the Closing Date for such purposes as the date of the Merger Agreement, or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earliest of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to ATII or (B) the Outside Date, unless, at such time, Forge Nano is in material uncured breach of the Merger Agreement;

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by written notice by ATII to Forge Nano, if (i) there has been a material breach by Forge Nano of any of its representations, warranties, covenants or agreements under the Merger Agreement, or if any representation or warranty of the Company will have become untrue or inaccurate, in any case, which would result in a failure of a condition set in Sections 7.3(a) and 7.3(b) of the Merger Agreement to be satisfied (treating the Closing Date for such purposes as the date of the Merger Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Forge Nano or (B) the Outside Date, unless, at such time, ATII is in material uncured breach of the Merger Agreement;

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by written notice by ATII to Forge Nano, if there is a Material Adverse Effect on Forge Nano and its subsidiaries, taken as a whole, following the date of the Merger Agreement which is uncured for at least ten (10) business days after written notice of such Material Adverse Effect is provided by ATII to Forge Nano;

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by written notice by either ATII or Forge Nano to the other, if the Purchaser Extraordinary General Meeting was held (including any adjournment or postponement thereof) and has concluded, ATII’s shareholders have duly voted, and the Required Purchaser Shareholder Approval was not obtained;

●	by written notice by ATII to Forge Nano, if Forge Nano failed to deliver the Written Consent to ATII within two (2) business days of the date of the Merger Agreement;

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by ATII if (i) all of the conditions set forth in Sections 7.1 and 7.2 of the Merger Agreement have been satisfied or waived (other than conditions that by their terms or nature are to be satisfied at Closing), (ii) ATII has irrevocably confirmed by written notice to Forge Nano that all of the conditions set forth in Section 7.3 of the Merger Agreement have been satisfied (other than conditions that by their terms or nature are to be satisfied at the Closing) or that it is willing to waive any such unsatisfied conditions and that ATII is ready, willing and able to consummate the Closing and (iii) Forge Nano fails to consummate the Business Combination within ten (10) business days after such notice; or

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by Forge Nano if (i) all of the conditions set forth in Sections 7.1 and 7.3 of the Merger Agreement have been satisfied or waived (other than conditions that by their terms or nature are to be satisfied at the Closing), (ii) Forge Nano has irrevocably confirmed by written notice to ATII that all of the conditions set forth in Section 7.2 of the Merger Agreement have been satisfied (other than conditions that by their terms or nature are to be satisfied at the Closing) or that it is willing to waive any such unsatisfied conditions and that Forge Nano is ready, willing and able to consummate the Closing and (iii) ATII fails to consummate the Business Combination within ten (10) business days after such notice.

The Merger Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description thereof is qualified in its entirety by reference to the full text of the Merger Agreement and the terms of which are incorporated by reference herein. The filing of the Merger Agreement herewith provides investors with information regarding its terms and is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement were made as of the execution date of the Merger Agreement only and are qualified by information in confidential disclosure schedules provided by the parties to each other in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations, warranties and covenants in the Merger Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, you should not rely on the representations, warranties and covenants in the Merger Agreement as characterizations of the actual statements of fact about the parties.

Additional Agreements

Purchaser Support Agreement

Concurrently with their entry into the Merger Agreement, ATII and Forge Nano entered into the Purchaser Support Agreement (the “Purchaser Support Agreement”) with the Sponsor, pursuant to which the Sponsor agreed (i) to vote all of its Purchaser Ordinary Shares held by the Sponsor in favor of the approval and adoption of the Merger Agreement and the Business Combination, (ii) to not redeem, sell or tender, during the term of the Purchaser Support Agreement, any Purchaser Ordinary Shares owned by the Sponsor in connection with the Business Combination and (iii) to not transfer any Purchaser Ordinary Shares held by the Sponsor in accordance with the lock-up provisions set forth in ATII’s final prospectus filed with the SEC on February 11, 2025.

Pursuant to the Purchaser Support Agreement, and subject to the terms and conditions set forth therein, the Sponsor also agreed to contribute up to 3,300,000 ATII Ordinary Shares, together with all shares of Pubco Common Stock issued upon conversion thereof, including any securities paid as dividends or distributions with respect to or into which such shares are exchanged or converted (the “Contribution Shares”) to secure one or more financing transactions in connection with the Business Combination. To the extent the parties to the Subscription Agreement (as described below) fund any Financing Transaction of at least $100 million, the Sponsor will transfer to such party 3,000,000 Contribution Shares to secure such Financing Transaction; and the remaining 300,000 Contribution Shares will be transferred to investors to secure other Financing Transactions to the extent such Financing Transactions are funded by such investors. Any Contribution Shares not used to secure Financing Transactions will be retained by the Sponsor.

The Purchaser Support Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Purchaser Support Agreement and the terms of which are incorporated by reference herein.

Lock-Up Agreement

In connection with their entry into the Merger Agreement, ATII and Forge Nano entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with certain stockholders of Forge Nano whose names appear on the signature pages thereto (such stockholders, the “Forge Nano Lock-Up Holders”) and who are expected to collectively own approximately 56% of Pubco Common Stock at Closing assuming no redemptions, and approximately 66% of Pubco Common Stock assuming maximum redemptions. Pursuant to the Lock-Up Agreement, each Forge Nano Lock-Up Holder agreed that each such holder will not, during the Lock-Up Period (as defined below), directly or indirectly sell, exchange, assign, transfer (including by merger, conversion or operation of law), gift or otherwise dispose, any of the shares received as Applicable Per Share Merger Consideration (the “Lock-Up Shares”), whether or not any transaction is to be settled by delivery of Lock-Up Shares or such other securities, in cash or otherwise, or make a public announcement of any intention to effect such a transfer. As used herein, “Lock-Up Period” means the period commencing on the closing date of the Business Combination and ending on the earlier of: (i) six months after the Closing; and (ii) the date on which the last reported sale price of the Pubco Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period after the Closing.

The Lock-Up Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Lock-Up Agreement and the terms of which are incorporated by reference herein.

A&R Registration Rights Agreement

At the Closing, ATII, the Sponsor and certain stockholders of Forge Nano (collectively, the “Subject Parties”) will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, Pubco will be obligated to file a registration statement on Form S-1 with the SEC as soon as practicable but no later than 30 calendar days following the Closing to register the resale of certain securities of Pubco held by the Subject Parties, and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 60 calendar days after its filing (or 90 calendar days after its filing if the SEC notifies Pubco that it will “review” such registration statement) and (ii) five business days after Pubco is notified by the SEC that such registration statement will not be “reviewed” or will not be subject to further review, subject to customary liquidated damages in the event Pubco is unable to meet the filing deadline. The Registration Rights Agreement will also provide the Subject Parties with “piggy-back” registration rights, subject to certain requirements and customary conditions. All expenses of registration under the Registration Rights Agreement, including the legal fees of one firm of counsel chosen by stockholders participating in a registration, will be paid by the Company.

The registration rights granted in the Registration Rights Agreement are subject to customary restrictions including blackout periods and, if a registration is underwritten, limitations on the number of shares to be included in the underwritten offering as reasonably advised by the managing underwriter or underwriters. The Registration Rights Agreement also contains customary indemnification and contribution provisions.

The Registration Rights Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Registration Rights Agreement and the terms of which are incorporated by reference herein.

PIPE Financing

In connection with the execution of the Merger Agreement, ATII, Pubco and Forge Nano entered into a subscription agreement (the “Subscription Agreement”) with an accredited investor (the “Investor”), pursuant to which Pubco will, substantially concurrently with, and contingent upon, the consummation of the Business Combination, sell an aggregate of 10,000,000 shares of Pubco Common Stock (the “Subscribed Shares”) and warrants (the “PIPE Warrants”) to purchase an aggregate of 15,000,000 shares of Pubco Common Stock to the Investor, each with an exercise price of $10.00 (subject to adjustments as described below) for an aggregate purchase price of $100,000,000 (the “PIPE Financing”).

The closing of the PIPE Financing (the “PIPE Closing”) is conditioned upon, among other things, (i) all conditions precedent to the closing of the Business Combination contemplated by the Merger Agreement shall have been satisfied or waived and the closing of the Business Combination shall be scheduled to occur concurrently with and on the same date as the PIPE Closing and (ii) the accuracy of all representations and warranties of ATII and Forge Nano in the Subscription Agreement (subject to certain bring-down standards).

Subscription Agreement

The Subscription Agreement contains representations, warranties and covenants of ATII, Forge Nano and the Investors that are customary for agreements of their nature. In addition, the Subscription Agreement contains the following provisions:

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If, on the 24-month anniversary of the Closing Date, the Investor certifies in writing that it beneficially owns 5,000,000 shares of Pubco Common Stock, Pubco will issue to the Investor additional PIPE Warrants (the “Additional Warrants”) entitling the Investor to purchase 5,000,000 shares of Pubco Common Stock (after giving effect to any reclassification, recapitalization, share division or consolidation, exchange or readjustment or change in the number of Pubco Common Stock that may have occurred during the period from the Closing Date to and including the date of issuance of the Additional Warrants).

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In the event that on the 21st trading day following the six-month anniversary of the Closing Date, the VWAP (as defined in the warrant certificate representing the PIPE Warrants (the “Warrant Certificate”)) of the Pubco Common Stock is less than the Exercise Price (as defined in the Warrant Certificate) then in effect, the Investor will receive PIPE Warrants to purchase a number of additional shares of Pubco Common Stock equal to (i) the product of (x) 5,000,000, multiplied by (y) the Exercise Price then in effect divided by the Reset Price (as defined below) minus (ii) 5,000,000 (the “Reset Warrants”).

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The Additional Warrants and the Reset Warrants will contain substantially the same terms and conditions (including as to expiration date) as the PIPE Warrants, except that, (i) in the case of the Additional Warrants, if the exercise price of the PIPE Warrants has been adjusted to the Measurement Price (as defined below), the initial exercise price of the Additional Warrants shall be the same as the exercise price of the PIPE Warrants after giving effect to such adjustment, and (ii) in the case of the Reset Warrants, the initial exercise price will be the Reset Price. The “Reset Price” is the greater of (x) the VWAP of the shares of Pubco Common Stock on the 21st trading day following the six-month anniversary of the Closing Date and (y) the Reset Floor. The “Reset Floor” means (A) if, as of the Closing, the Pubco or any of its subsidiaries, including Forge Nano, is party to a binding agreement with a financing source reasonably acceptable to the Investor pursuant to which such financing source has committed to provide debt financing in amount at least equal to $200,000,000, subject only to customary funding conditions (as determined in good faith by Pubco), and such debt financing has been publicly disclosed prior to or in connection with the closing of the PIPE Financing, $7.28 or (B) otherwise, $5.00.

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At the Investor’s election, the number of shares of Pubco Common Stock originally subscribed for may be reduced on a one-for-one basis by up to the aggregate number of (i) ordinary shares of ATII purchased by the Investor for their own account pursuant to open-market transactions with third parties prior to the record date for the ATII shareholder meeting at which the Business Combination will be considered, and (ii) ordinary shares of ATII the Investor beneficially owns as of the date of the Subscription Agreement, in each case, that are held through the Closing Date.

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ATII has agreed that on or prior to the Closing Date, and no later than 30 days thereafter, Pubco will endeavor to file with the SEC (at its sole cost and expense) a registration statement on Form S-1 (the “PIPE Registration Statement”) registering the resale of the Registrable Securities (as defined in the Subscription Agreement), and will use its commercially reasonable efforts to have such PIPE Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 60 calendar days after its filing (or 90 calendar days after its filing if the SEC notifies Pubco that it will “review” such PIPE Registration Statement) and (ii) five business days after Pubco is notified by the SEC that such PIPE Registration Statement will not be “reviewed” or will not be subject to further review, subject to customary liquidated damages in the event Pubco is unable to meet the filing deadline. Pubco will cause such Registration Statement, or another shelf registration statement registering the Registrable Securities, to remain effective until the earliest of: (i) the second anniversary of the effectiveness date of the Registration Statement; (ii) the date on which the Investor ceases to hold any Registrable Securities issued pursuant to the Subscription Agreement; or (iii) the first date on which the Investor is able to sell all of its Registrable Securities issued pursuant to the Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act without volume or manner of sale limitations.

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From the date of the Subscription Agreement until six months from the effective date of the PIPE Registration Statement, Pubco will not, without the prior written consent of the Investor who purchased at least a majority of the Subscribed Shares under the Subscription Agreements, issue, enter into any agreement to issue or announce the issuance of any shares of Pubco Common Stock or any securities of Pubco that would entitle the holder thereof to acquire at any time shares of Pubco Common Stock other than issuances of securities (i) to employees, directors and officers, and other agents of Pubco pursuant to certain share or adoption plans, (ii) pursuant to the Merger Agreement, (iii) to certain specified investors prior to the Closing Date in an aggregate amount up to $60,000,000, (iv) with respect to the shares underlying the PIPE Warrants or (v) pursuant to any merger, acquisition or strategic transaction, subject to certain limitations (each, an “Exempt Issuance”).

The Subscription Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Subscription Agreement and the terms of which are incorporated by reference herein.

PIPE Warrants

The PIPE Warrants are exercisable for Pubco Common Stock at any time after the date of their issuance and expire five years after the date of their issuance. The exercise price per PIPE Warrant is $10.00, subject to adjustment as set forth in the Warrant Certificate and described below. The PIPE Warrants may be exercised on a cashless “net issuance” basis.

The PIPE Warrants are subject to a beneficial ownership limitation, at the election of the holder. If the election is made, Pubco will not effect any exercise of the PIPE Warrants, and a holder will not have the right to exercise any portion of the PIPE Warrants, to the extent that after giving effect to such issuance after exercise the holder (together with the holder’s affiliates, and anyone acting as a group together with the holder or any of the holder’s affiliates would beneficially own in excess of 4.9%, 9.9%, 19.9% (or such other amount as the holder may specify) of Pubco Common Stock.

The exercise price of the PIPE Warrants is subject to adjustment if Pubco (i) subdivides or combines (including by way of a reverse share split) the outstanding Pubco Common Stock, (ii) issues by reclassification of Pubco Common Stock into any capital shares of Pubco, (iii) issues any Pubco Common Stock credited as fully paid to shareholders by way of capitalization of profits or reserves, (iv) issues or sells pro rata to the record holders of Pubco Common Stock any rights, options or warrants entitling them to subscribe for or purchase Pubco Common Stock, or (v) declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Pubco Common Stock, by way of return of capital or otherwise.

The exercise price of the PIPE Warrants also is subject to a one-time adjustment based on the subsequent market price. If, on the 21st trading day following the six-month anniversary of the Closing Date, the VWAP of the Pubco Common Stock for the 20 trading day period commencing on the date that is six months after the Closing Date (the “Measurement Price”) is less than the exercise price then in effect, then the Exercise Price then in effect shall be reduced to an amount equal to the greater of (i) the Measurement Price and (ii) (x) $7.28, if Forge Nano has secured at least $200 million in debt financing as of the Closing Date and (y) otherwise, $5.00.

In addition, the exercise price of the PIPE Warrants is subject to adjustment for subsequent equity issuances. If and whenever during the period commencing on the date of the Subscription Agreement and ending on the expiration date of the PIPE Warrants, Pubco issues or sells, or is deemed to have issued or sold, any Pubco Common Stock (subject to certain exceptions) for proceeds per share of Pubco Common Stock less than the exercise price then in effect (where the aggregate amount of proceeds received by Pubco, together with all prior issuances and sales (excluding any Exempt Issuance) conducted for the purpose of raising capital by Pubco on or after the date of the Subscription Agreements, exceeds $500,000), then immediately after such issuance, the exercise price then in effect shall be reduced to the amount of such proceeds per share of Pubco Common Stock. If there is any adjustment to the exercise price of the PIPE Warrants, the number of shares of Pubco Common Stock that may be purchased upon exercise of the PIPE Warrant shall also be increased or decreased proportionately so that after such adjustment the aggregate exercise price payable for the adjusted number of shares of Pubco Common Stock shall be the same as the aggregate exercise price in effect immediately prior to such adjustment.

At any time commencing on the two-year anniversary of the Closing Date, the PIPE Warrants may be redeemed, in whole or in part, at the Company’s option at the price of $0.01 per PIPE Warrant, provided that the closing price of the Pubco Common Stock equals or exceeds $35.00 per share (subject to adjustment in accordance with Section 3(a) of the Warrant Certificate), on each of twenty (20) trading days within any thirty (30) trading day period.

If a Fundamental Transaction (as defined in the Warrant Certificate) occurs, then, upon any subsequent exercise of a PIPE Warrant, the Investor will have the right to receive, for each share of Pubco Common Stock that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Investor (without regard to the beneficial ownership limitation), the number of shares of the successor or acquiring corporation or of Pubco, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of shares of Pubco Common Stock for which such PIPE Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to the beneficial ownership limitation).

In connection with a Fundamental Transaction in which less than 70% of the consideration is payable in publicly listed common equity, the Investor has the option to require Pubco (or any successor entity) to repurchase its warrants for their Black Scholes Value (as defined in the Warrant Certificate) in cash.

The Warrant Certificate is filed as Exhibit 4.1 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Warrant Certificate and the terms of which are incorporated by reference herein.

Additional Information

The PIPE Warrants and the Subscribed Shares were offered and sold to the Investor in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (“Securities Act”), based on the fact that the sale was made without any general solicitation or advertising and based on representations that the Investor (a) was a qualified institutional investor or an institutional accredited investor, (b) was not acquiring the securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act, (c) understood that the offer and sale of the shares was not registered and acknowledged and agreed the shares generally may not be disposed of absent a registration statement under the Securities Act, subject to certain exceptions, including a disposition pursuant to an applicable exemption from the registration requirements, and (d) has received, and has had the opportunity to review and understand such financials and other information as the Investor deems necessary in order to make an investment decision with respect to the securities.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K  relating to the PIPE Investment is incorporated by reference herein. The shares of Pubco Common Stock and PIPE Warrants issuable in connection with the PIPE Investment will not be registered under the Securities Act of 1933, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 7.01.	Regulation FD Disclosure.

Furnished as Exhibit 99.1 hereto and incorporated into this Item 7.01 by reference is the investor presentation that ATII and Forge Nano have prepared for use in connection with the PIPE Investment and the announcement of the execution of the Merger Agreement.

The information in this Item 7.01, including Exhibit 99.1, is being furnished and will not be deemed to be filed for purposes of Section 18 of the Securities Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or Exchange Act.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description

2.1*†	Agreement and Plan of Merger, dated as of April 20, 2026, among Archimedes Tech SPAC Partners II Co., ATII Merger Sub Inc., ATII Merger Sub II, LLC, Forge Nano, Inc. and ATII Holdings Inc.

4.1	Form of Warrant Certificate

10.1	Purchaser Support Agreement, dated as of April 20, 2026, among Archimedes Tech SPAC Sponsors II LLC, Archimedes Tech SPAC Partners II Co. and Forge Nano, Inc.

10.2	Form of Lock-Up Agreement

10.3	Form of A&R Registration Rights Agreement

10.4	Form of Subscription Agreement

99.1	Investor Presentation

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

*

Certain exhibits to the Merger Agreement are filed separately as exhibits to this Current Report on Form 8-K. Schedules to the Merger Agreement are omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

†

Certain portions of these exhibits have been redacted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K. The Company agrees to furnish supplementally an unredacted copy of the exhibits to the SEC upon request.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties, including information about, among other topics, the proposed business combination of ATII and Forge Nano, ATII’s and Forge Nano’s ability to consummate the proposed business combination, the benefits of the proposed business combination and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. When used in this Current Report on Form 8-K, the words "could," "should," "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "project," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Risks and uncertainties include, among other things: (i) risks related to the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) risks related to the outcome of any legal proceedings that may be instituted against ATII or Forge Nano following announcement of the transactions; (iii) risks related to the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of ATII and Forge Nano, or other conditions to closing in the definitive agreement for the business combination; (iv) the risk that the proposed business combination disrupts ATII’s or Forge Nano’s current plans and operations as a result of the announcement of the transactions; (v) risks related to Forge Nano’s ability to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of Forge Nano to grow and manage growth profitably following the proposed business combination; (vi) risks related to costs related to the proposed business combination; (vii) risks related to changes in applicable laws or regulations; (viii) risks related to Forge Nano’s ability to successfully develop and deploy new technologies to address the needs of its customers, business, financial condition and results of operations; (ix) risks related to the effects of competition on Forge Nano’s business; (x) risks related to the availability and cost of the raw materials necessary for the production of Forge Nano’s products; (xi) risks related to Forge Nano’s ability to meet the specifications and requirements of its customers or adequately provide them with effective support and services; (xii) risks related to delays in the construction and operation of production facilities; (xiii) risks related to intellectual property infringement, data protection, and other losses; (xiv) risks related to the amount of redemption requests made by ATII’s public shareholders; (xv) risks related to Forge Nano’s ability to operate effectively as a public company, including its ability to implement controls and procedures required for public companies following the business combination; (xvi) risks related to changes in domestic and foreign business, market, financial, political and legal conditions; (xvii) risks related to the possibility that ATII or Forge Nano may be adversely affected by other economic, business, and/or competitive factors and (xviii) other risks discussed in ATII’s Form 10-K and that will be presented in the Registration Statement, when available.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of ATII and the Forge Nano described in the “Risk Factors” and “Forward-Looking Statements” sections with the Registration Statement and other documents filed or to be filed by either of them from time to time with the SEC, all of which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ATII and Forge Nano assume no obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Neither ATII nor Forge Nano gives any assurance that it will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed transaction, ATII and Forge Nano intend to file documents with the SEC, including preliminary and definitive proxy statements relating to the proposed transaction. The definitive proxy statement will be mailed to ATII’s shareholders in connection with the proposed transaction. This Current Report on Form 8-K is not a substitute for the proxy statement or any other document that may be filed by ATII with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY AND DEFINITIVE PROXY STATEMENTS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any vote in respect of resolutions to be proposed at ATII’s extraordinary general meeting to approve the proposed transaction or other responses in relation to the proposed transaction should be made only on the basis of the information contained in ATII’s proxy statement. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to: Archimedes Tech SPAC Partners II Co., 2093 Philadelphia Pike #1968, Claymont, DE 19703.

No Offer or Solicitation

This Current Report on Form 8-K is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Each of ATII, Forge Nano and their respective directors, executive officers and other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from shareholders of ATII in favor of the proposed transaction. Information about ATII’s directors and executive officers is set forth in ATII’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 4, 2026 and ATII’s other filings with the SEC and is available at www.sec.gov. Additional information concerning the interests of ATII’s participants in the solicitation, which may, in some cases, be different than those of ATII’s shareholders generally, will be set forth in proxy statement relating to the proposed business combination when it becomes available. These documents are available free of charge at the SEC’s web site at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHIMEDES TECH SPAC PARTNERS II CO.

Date: April 20, 2026	By:	/s/ Long Long
Long Long Chief Executive Officer